June 1, 2021

Ms. Melissa Raminpour

Mr. Andrew Blume

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Plug Power Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed March 10, 2020

Form 8-K filed November 9, 2020

File No. 001-34392

Dear Ms. Raminpour and Mr. Blume:

This letter is being submitted on behalf of Plug Power Inc. (the “Company,” “Plug,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Company dated February 10, 2021. For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

15. Employee Benefit Plans, page F-36

1.	We have read your response to comment 4 and have the following comments:

•	Considering it appears your common stock has been publicly traded for a period exceeding the contractual term of your options and you have had option exercises for the past several years, please clarify how you determined that your historical exercise data is limited and cannot be relied upon in estimating the expected term.

Company Response:

While our common stock has been publicly traded for a period exceeding the contractual term of our options, we have had very limited option exercises over the years. Therefore, we do not believe our historical exercise data provides a reasonable basis upon which to estimate the expected term. The following summarizes option exercise activity from 2014 through 2019:

Prior to 2014, the Company was essentially a research and development (R&D) company, focusing most of its time on getting potential customers to demo its product. Annual revenues from 2011 to 2013 were approximately $26.6 million to $27.6 million as Plug attempted to secure commercial customers. Beginning in 2014, Plug began to acquire viable commercial customers. As a result, net annual revenues began to grow rapidly, from approximately $64 million in 2014 to $230 million in 2019 as Plug began to transition from being primarily a R&D company to a commercial company with viable customers. A high percentage of the few stock option exercises from 2014 – 2018 were from grants that were made prior to 2014, when the Company was still in its R&D phase of development. These grants were made with the exercise price equal to the fair value at the date of grant when the stock prices were much lower. Over 80% of stock options that were exercised from 2014-2018 had an exercise price of $0.37. Given the change in the development stage of the Company during this time and the grants of options that were being exercised, Plug does not believe the exercise activity from 2014 - 2018 provides a reasonable basis for the expected term of grants that were occurring in 2014-2019, when the Company was more commercially established, and its stock option awards were made with exercise prices ranging from $1.72 to $4.86. The Company also notes that for most of the time during 2015 – 2019, the stock options were either out of the money or had very little intrinsic value. For example, the Company’s closing stock prices from March 6, 2015 through September 30, 2019 never exceeded $3.15, and for much of this time was below $2.00.

Further, there were few exercises from 2015-2019 compared to the number of options outstanding. Also, in certain years, a high percentage of the exercises was from people that had terminated their employment with the Company. The option exercises by year as a percentage of options outstanding at the beginning of the year is as follows: 2015 - 2.1%; 2016 – 2.3%; 2017 – 1.0%; 2018 – 1.4%; 2019, prior to the August 2019 grant date – 0.7%. Further, the number of employees that exercised during these years was also limited, as follows: 2015 – 2 employees; 2016 – 2 employees; 2017 – 6 employees; 2018 – 9 employees; prior to the August 2019 grant date – 10 employees. Because of the limited exercise activity both in terms of quantity of options exercised and number of employees that exercised such options, management did not believe this exercise activity in these periods provided a reasonable basis for the expected term of grants.

The Company also considered the impact on stock compensation expense of using the maximum and minimum expected term of options for determining the sensitivity of this input and determined the possible difference to be immaterial to our consolidated statement of operations. For example, using a 10-year expected life (the contractual term of the options) for grants made in 2016, 2017, 2018, and 2019 (vs. the 6-year term used) would have resulted in an increase to compensation expense of approximately $852,000. Using an expected term of three years for the same period would have resulted in a decrease in compensation expense of approximately $1.3 million. We respectfully advise the Staff that we would likely never use an expected term of 10 years, so the impact to compensation expense would be less than that.

•	To the extent you can justify use of the simplified method, please revise future filings to provide the disclosures suggested by SAB Topic 14D, including the reasons why the simplified method was used, the types of share option grants for which the method was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods. In your response, please provide us with your proposed disclosure.

Company Response:

The Company’s historical use of the simplified method for the valuation of stock options was primarily the result of a lack of sufficient relevant exercise data to provide a reasonable basis upon which to estimate expected option life. The lack of sufficient relevant exercise data is evidenced by the fact that since the original adoption of our 2011 Stock Option and Incentive Plan fewer than 10% of options granted were exercised between 2014 and 2019. The Company will continue to monitor exercise activity in the future and determine the whether the simplified method is appropriate for future grants.

Our proposed disclosure for future periods in which we have used the simplified method will be as follows:

The Company used the simplified method in determining its expected term of all its stock option grants in all periods presented. The simplified method was used because the Company does not believe historical exercise data provides a reasonable basis for the expected term of its grants, due primarily to the limited number of stock option exercises that occurred.

18. Commitments and Contingencies, page F-42

2.	We have read your response to comment 5. Please clarify if these financing obligations represent cash received that are repayable from future revenues, as indicated in ASC 470-10-25-1, or, as your response suggests, if the amounts represent the prepayment of revenues. In assisting us with an understanding of your accounting, please provide us with an example of this type of transaction illustrating the involved parties, payments, and performance obligations and provide us with example journal entries recorded upon and subsequent to recognition of the financing obligation.

Company Response:

Revenue from Power Purchase Agreements (PPAs) primarily represents payments received from customers who make monthly payments to access the Company’s GenKey solution. Revenue associated with these agreements is recognized on a straight-line basis over the life of the agreements.

In conjunction with entering into a PPA with a customer, the Company may enter into transactions with third-party financial institutions in which it receives proceeds from the sale/leaseback transactions of the equipment and the sale of future service revenue. The proceeds from the financial institution are allocated between the sale of equipment and the sale of future service revenue based on the relative standalone selling prices of equipment and service. The proceeds allocated to the sale of future services are recognized as finance obligations. The proceeds allocated to the sale of the equipment are recognized as revenue if the sale/leaseback criteria are met. The Company separately recognizes a leaseback obligation and a corresponding right of use asset.

An example of this type of transaction is as follows:

The Company enters into a 6.5-year PPA with a customer. The Company then enters into a sale/leaseback arrangement with a financial institution, whereby Plug sells to the financial institution fuel cells and hydrogen infrastructure (the “equipment”), and enters into a 6.5-year leaseback arrangement with that financial institution. The proceeds received by the Company from the financial institution at closing are $6 million which includes proceeds for the equipment as well as the sale of future revenues expected to be generated from a related PPA service arrangement with a customer (end user). The $6 million is allocated to the equipment and the sale of future revenue based on the relative standalone selling prices of the equipment and service. In this example, $4 million of the purchase price is allocated to fuel cells and hydrogen infrastructure and is recognized as equipment revenue upon delivery to the end user customer. The remaining $2 million is allocated to the sale of future revenue and is reported as a finance obligation on the Company’s consolidated balance sheet. The future payments to the financial institution consist of two components: (1) the lease component pertaining to the fuel cells and related hydrogen infrastructure, and (2) the debt service component (i.e. repayment of the finance obligation).

The entries for this example are as follows, assuming an incremental borrowing rate of 10.75%. Please note that the following entries were historically done in error and the correction of this error was part of the restatement disclosed in our recently filed Annual Report on Form 10-K:

Entry 1:

Dr Cash                                 6,000,000

Cr Revenue                                             4,000,000

Cr. Finance Obligation                          2,000,000

To record the payment received from the financial institution at the time of delivery

Entry 2:

Dr. ROU                                                2,200,000

Cr. Lease Liability                                           2,200,000

To record the lease liability and related right of use (“ROU”) asset equal to the present value of the portion of the lease payments attributable to fuel cells and hydrogen infrastructure using an incremental borrowing rate of 10.75%

Entry 3:

Dr. Lease Liability                           2,200,000

Dr. Rent Expense                             3,067,000

Cr. Cash                                                                3,067,000

Cr. ROU                                                                2,200,000

To record lease payments to the financial institution for the leaseback of the fuel cells and hydrogen infrastructure over the 6.5-year term as well as the amortization of the ROU asset and reduction in lease liability. This rent expense (ROU asset amortization and interest) is recorded in cost of sales for PPA in the Company’s consolidated statement of operations.

Dr Debt - Finance Obligation         2,000,000

Dr Interest Expense                         788,000

Cr.  Cash                                                               2,788,500

To record the cumulative decrease in the finance obligation and interest expense as repayments are made to the financial institution.

Form 8-K filed November 9, 2020

Exhibit 99.1, page 1

3.	We have read your response to prior comments 6 and 7 and have the following comments:

•	Please provide us with all proposed disclosures you intend to make in response to our comments.

Company Response:

The following is our definition of gross billings that we intend to disclose in the future:

Gross billings is based on the invoice value of equipment deployed and services rendered. Invoice value of equipment is measured on a relative basis using cash value within contracts with customers and it is attributed to the period in which the equipment is deployed. To that amount, the Company adds the invoice value for services rendered in the period. These services include fuel provided, extended warranty contracts serviced, power provided under Power Purchase Agreements, etc. The Company’s objective in presenting gross billings is to present to investors an operating metric that conveys commercial growth over time. Management also uses this operating metric as a measurement of commercial growth, a basis for establishing performance targets and annual budgets, and for making operating decisions. The significant estimates and assumptions underlying the metric include the allocation of revenue, excluding the provision for warrants, based on relative stand along selling prices used in our GAAP revenue numbers.

The Company envisions disclosing gross billings as a financial metric and does not envision disclosing non-GAAP measures on a regular basis. To ensure more balanced disclosure, we will discuss net revenues when we discuss gross billings.

As noted in our response below to the Adjusted EBITDA comment, the Company does not plan to present Adjusted EBITDA in its earnings releases or other public disclosures on a regular basis.

•	You indicate that the invoice value of equipment included in your gross billings’ metric is “measured on a relative basis using cash value within contracts.” Please clarify what you mean by this statement and explain why it appears you do not use the actual amount invoiced.

Company Response:

Our typical invoiced amount includes amounts for both equipment and service. Amounts billed for service are related to service contracts that have terms ranging from 5-10 years. These amounts are usually prepaid at inception of the contract. As such, the revenue associated with service is recognized over a 5-10 year period. Our gross billings amount for any period only includes service revenue that is recognized as revenue in that period. Therefore, we allocate cash value within contracts between equipment and service using relative standalone selling prices to determine the equipment value and service amounts that will be included in gross billings for that period. Typically, the entire equipment value is included in gross billings, while only the portion of service that will be recognized as revenue for that period is included in gross billings. This gross billing metric excludes any non-cash customer warrant provisions.

•	As previously requested, please amend your filing to remove the warrant provision adjustments, including the provision for loss contracts, from all non-GAAP measures. Please ensure that the amended filing complies with all comments issued during our review.

Company Response:

We respectfully advise the Staff that the Company recently filed its Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-k). In connection with the filing of its 2020 Form 10-k, the Company restated its previously issued annual financial statements for the fiscal years ended December 31, 2019 and 2018 and the quarterly periods ended March 31, 2020 and 2019, June 30, 2020 and 2019, and September 30, 2020 and 2019 (the “Restatement”).

The Company did not amend the previously filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for the periods affected by the Restatement. Accordingly, the Company disclosed in its 2020 Form 10-k that “investors should no longer rely upon the Company’s previously released financial statements for these periods and any earnings releases or other communications relating to these periods, and, for these periods, investors should rely solely on the financial statements and other financial data for the relevant periods included in this Annual Report on Form 10-K.”

We do not believe refiling the third quarter earnings release at this point will assist investors in evaluating the Company’s performance. Given the amount of time that has passed since we filed the third quarter earnings release, all the changes that have been made in the Restatement to the financial statements for the quarter ended September 30, 2020 as well as new fiscal year-end financial information that has been reported in the 2020 From 10-K, we believe refiling the third quarter earnings release will cause confusion among investors and unnecessarily confuse the market. The Commission and the Staff have previously recognized the desirability of limiting unnecessary refilings. The Advisory Committee has noted that “while reducing errors in financial reporting is the primary goal, it is also important to reduce the number of restatements that do not provide important information to investors making current investment decisions.” We believe that refiling the third quarter earnings release would be very unusual and will raise questions from investors, especially after we have advised the public that the third quarter earnings release should no longer be relied upon. On this basis, we respectfully request that the Staff reconsider the need to refile the third quarter earnings release.

•	Considering operating lease expense is a normal, recurring cash operating expense, please remove the “Right-of-use asset depreciation and interest associated with PPA financings” adjustment from your Adjusted EBITDA calculation. Considering the adjustment relates to operating leases, as opposed to finance leases, please also clarify why the adjustment includes the right-of-use depreciation and interest expense.

Company Response:

The Company does not plan to present Adjusted EBITDA in its earnings releases or other public disclosures on a regular basis. In the event that we do present Adjusted EBITDA in the future, we will not include an add back for ROU amortization and interest expense associated with operating leases as an adjustment.

We had previously included right-of-use depreciation and interest expense because we viewed operating leases in a similar manner as other debt on our balance sheet. Over the years the Company has utilized a variety of financing arrangements to fund growth and PPA project deployments, including corporate debt, capital leases, and operating leases. Accounting Standards Codification Topic 842, adopted by Plug effective January 1, 2018, required the Company to record a lease liability and an associated right of use asset for operating leases to provide consistency in balance sheet presentation. As per the standard, on a prospective basis, the Company is required to record straight-line lease expense (which includes the associated depreciation for the right of use asset and interest expense) within the income statement.

For corporate debt and capital leases, principal and non-cash interest is excluded from the Company’s operating cash flows based on GAAP and the associated cash-based interest is added back to Adjusted EBITDA to exclude existing debt service. Likewise, the depreciation for assets financed via capital leases and corporate debt is excluded from the Company’s Adjusted EBITDA calculation. As with other existing debt service exclusions, right of use asset depreciation and interest expense associated with operating leases and reported within cost of goods sold as straight-line lease expense (which also equates to associated principal and interest expense), was added back to the Company’s Adjusted EBITDA for purposes of excluding any debt service and depreciation. As a result, the final calculation excluded all depreciation, interest expense, and principal debt service from the Adjusted EBITDA metric, which as previously discussed is an operating performance metric extensively used by the Company and its stakeholders. We believe this operating performance metric is particularly relevant in the case of the Company given the substantial level of project financing the Company utilizes.

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If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Gerard L. Conway, Jr. Robert P. Whalen, Jr., Goodwin Procter LLP
Asad Chaudry, KPMG LLP